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13 June 2011

Allied Gold Limited

("Allied Gold" or the "Company")

EXECUTIVE MANAGEMENT CHANGES

Allied Gold Limited provides the following update on proposed changes to the Executive Management Team to support the Company's growth and further enhance its compliance with Corporate Governance best practice principals.

The current Executive Chairman, Chief Executive Officer and founder of the Company, Mr Mark Caruso, will move into the role of Non-Executive Chairman and current Executive Director and Chief Financial Officer Mr Frank Terranova will move to the role of Chief Executive Officer and Managing Director.

Mr Terranova has been with Allied Gold for over three years and has served on the Board of the company for over two years and over that time has played a significant role in its evolution into a mid tier gold producer.

Mr Stephen Kelly, having previously served as Allied Gold's Group Financial Controller and Group Finance Manager will take on the role of Chief Financial Officer. Mr Kelly is a Chartered Accountant with over twenty five years of international experience in the areas of external and internal audit, risk management and compliance, treasury and corporate finance across a range of industry sectors including mining, infrastructure, property development and banking and finance.

In addition, Mr Peter Williams has recently joined Allied Gold as Group General Manager Operations to oversee the Company's major production assets at Simberi (PNG) and Gold Ridge (Solomon Islands). Mr Williams started his mining career with Bougainville Copper in 1971 and he has broad international and minerals industry experience. Prior to joining Allied Gold, Mr Williams was Managing Director and Chief Operating Officer of ASX-listed Focus Minerals.

To ensure a seamless handover to the newly appointed Chief Executive Officer, Mr Frank Terranova, Mr Caruso will remain primarily responsible for delivery of the Gold Ridge Project from its commissioning phase into steady state production.

Mark Caruso, Executive Chairman of Allied Gold, commented:

"My intention has always been to take Allied Gold's world class assets to significant levels of production, and to correspondingly build value for the Company's shareholders. I believe with the successful commissioning of Gold Ridge earlier this year, the planned ramp-up at Simberi, and with the prospective move to a Main Board Listing in London this summer, that now is the right time to develop Allied Gold's management structure further to prepare for the Company's next phase of growth. The move to a Non Executive position will enable me to spend more time on Allied Gold strategic planning initiatives.

I am fully supportive of Frank Terranova taking on the Chief Executive role. He is a close colleague, and has shared much of the responsibility for the existing investment profile of the Company.

I will continue to work closely with Frank, and I am confident that he will navigate the Company to its next phase of growth, development and performance. I also welcome Stephen and Peter to their new roles, and believe that this strengthened Management Team will rise to the challenges and opportunities ahead to continue Allied Gold's growth into one of the preeminent gold companies of choice for the investment community"

Frank Terranova, Chief Financial Officer of Allied Gold, commented:

"Firstly, I would like to thank Mark for his tremendous contribution as the founder of the company and growing Allied Gold into the significant Pacific Rim gold producer it is today. I would describe his efforts in achieving this as truly extraordinary, which has consistently provided all those around him with a clear example of what it takes to succeed at Allied Gold. Mark will remain involved in the company, especially in the delivery of the Gold Ridge project as it successfully ramps up into full production, and I look forward to working with him and the Board in setting the strategic direction going forward.

Having been involved with the Company over the past three years, I am very proud to step into the role of CEO of the company. As we approach the date of our full listing on the Main Board of the London Stock Exchange I remain focused on fulfilling Allied Gold's tremendous potential to grow into a leading gold producer."

The management changes are fully endorsed by the Board. To support the process a formal Transition Committee which includes the Chairman of the Audit, Risk and Compliance Committee Mr Harvey, the Chairman Mr Caruso, the Chief Executive Officer Mr Terranova and the Company Secretary Mr Torre has been created by the Board to oversee the transition over the next six months.

The Board is fully committed to adhering to the principles of good corporate governance enshrined in the Corporate Governance Code, and as such is currently assessing its composition with respect to the provisions of the Corporate Governance Code.

These changes will come into effect following the Company's proposed admission to the Main List of the London Stock Exchange.

For further information please contact:

Allied Gold Limited

Australia – Simon Jemison – Investor and Media +61-418-853-922

Canada – Rebecca Greco – Investor Relations +1 416-839-8610

London – David Simonson – C/. MerlinPR + 44(0) 20 7736 8400

Beaumont Cornish Limited (Allied Gold's nominated adviser)
Roland Cornish - +44 (0) 207 628 3396

RBC Capital Markets (Allied Gold's sponsor)
+44 (0) 207 653 4000

Stephen Foss
Matthew Coakes
Daniel Conti